UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2007                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated June 20, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: June 21, 2007	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

June 20, 2007

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE
Esperanza Extends Cerro Jumil’s Southeast Zone

Vancouver, B.C.: Esperanza Silver Corporation is pleased to provide this update of the ongoing drilling program at its 100%-owned Cerro Jumil project in Morelos State, Mexico. Cerro Jumil is a potential open-pit, heap-leach operation with skarn-type mineralization.

Drilling is continuing with two rigs. Highlights of recent results of the Southeast Zone are:

Drillhole RCHE-07-12, a reverse circulation hole intersected an interval of 69 feet averaging 0.04 ounces gold per ton (21 meters at 1.53 grams per tonne).

Drillhole RCHE-07-14, a reverse circulation hole intersected an interval of 103 feet averaging 0.03 ounces gold per ton (31.5 meters at 1.08 grams per tonne).

Full results for recent drilling in the Southeast Zone are presented below:

Cerro Jumil Drill Highlights
Drill Hole	From (meters)	To (meters)	Interval	Gold
RCHE-07-09	135.0	148.5	13.5 m 44 ft	1.69 gpt .05 opt
RCHE-07-10	169.5	180.0	10.5 m 34 ft	1.15 gpt .04 opt
RCHE-07-1 1	No significant intervals
RCHE-07-12	120.0	141.0	21.0 m 69 ft	1.53 gpt .05 opt
RCHE-07-13	88.5 127.5	105.0 135.0	16.5 m 54 ft 7.5 m 25 ft	0.63 gpt .02 opt 0.89 gpt .03 opt
RCHE-07-14	135.0	166.5	31.5 m 103 ft	1.08 gpt .03 opt
RCHE-07-15	130.5	145.5	15.0 m 49 ft	0.76 gpt .02 opt
opt are ounces per short ton; gpt are grams per metric tonne

- # -

Southeast Zone Extended

As previously mentioned (News Release, March 22, 2007), a possible northeasterly extension of mineralization was first identified by a geophysical survey completed last summer. Holes RCHE-07-03 and RCHE-07-04 confirmed that the anomaly is related to gold skarn mineralization. As it stands now the Southeast Zone has been shown by drilling to be continuous for 2,200 feet (680 meters) along strike. The geophysical results indicate that it may continue for another 2,300 feet (700 meters) towards the northeast. A further 15 holes are planned to test the limits of mineralization in this direction, where it also appears to be shallower. Road and drill site construction is underway in order to gain access and evaluate this extension.

Exploration south of the Southeast Zone yielded areas of alteration but no significant intercepts of gold. Geologic interpretation indicates that any gold mineralization may be displaced by two or more faults. Further investigation will be required to determine if this is correct.

Resource Estimate Planned for Early 2008

The current drill program is designed to achieve three purposes: search for extensions of the two known gold zones (Southeast and West), to test other targets on the property, and to provide sufficient data from infill drilling for an initial resource estimate, planned for early 2008. The latest drill program began in late 2006 with one diamond core rig; a reverse circulation drill rig was added mid-January. A total of 70 holes, 40,900 feet (12,400 meters), are being completed for the infill portion of the drill program.

Heap-Leach Metallurgical Tests to Start

Material for column leach tests has been collected from two diamond-drill holes and will be shipped to SGS Mineral Services’ laboratory in Durango, Mexico. These tests provide the best estimates for heap-leach recovery. Previous bottle-roll testing by SGS yielded gold recovery ranging from 88 to 96 percent under varying conditions of reagent concentrations, indicating potential for economic heap-leach recovery. Column leach tests will generally yield lower recoveries compared to bottle-roll tests but will be more indicative of heap-leach conditions.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies. Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil potential open-pit, heap-leach gold project in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia. The Company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

QUALIFIED PERSON: William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision. All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis. Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 g nominal sample weight. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QAQC-Protocols.asp.

SAFE HARBOR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the US Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. While Esperanza may elect to update these forward-looking statements at any time, the company does not undertake to do so.

For further information contact:

William (Bill) Pincus

(303) 830 0988 Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

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responsibility for the adequacy or accuracy of this news release